SEC FILE NO. 82-34948

CARRICK GOLD LIMITED

Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5531

9.5km Strike with Potential

for nickel sulphide mineralisation

9th May 2007

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF
Prices at 8th May 2007	
Gold price	US$684/oz
Carrick Gold Shares	AU$1.65



Carrick Gold Li... ... cus its nickel sulphide exploration on Prospecting Licence P28/856 and the surrounding Exploration Licence E28/1477. This prospective area has been referred to by previous explorers as 'Grey Dam' (Refer: Figure 1).

The prospective area consists of a sulphide rich dolerite - gabbro layered intrusive complex within a komatiite mafic - ultramafic sequence which, on the basis of magnetic data, extends over a strike length 9.5 kilometres within the project area.

As the sulphide mineralisation and geology from two recent diamond drill holes indicates, the area has excellent potential to host a primary nickel sulphide resource in conjunction with a previously explored near-surface oxidised deposit. It is strongly believed that the near surface oxidized mineralisation above 0.7% Ni is supergene and mirrors in form primary nickel sulphide mineralisation at depth. The nickel mineralisation is thought to be associated with the layered dolerite - gabbro sills or sheet-like intrusions which are also considered to host the occurrence of gold and platinum group elements.

Future exploration will focus on the 14 selected targets which have been identified from an assessment of nickel, copper and geophysical (TEM) data provided by previous explorers (Refer: Figure 2).

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tamwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

dlw 6/11


Figure 1: Kurnalpi Project Tenement Location Plan
Kurnalpi Tenements
N
0
1000
2000
3000
Scale 1:50000
Grey Dam
Prospect
GDRC002
P28/856
P28/1027
P28/1025
P28/1026
P28/1028
P28/842
M28/116
P28/743
P28/1126
E28/1477
P28/1031
P28/1032
P28/744
P28/798
P28/1034
P28/816
M28/90
M28/108
P28/826
P28/742
P28/774
M28/128
P28/751
P28/810
P28/1015
Brilliant
P28/827
M28/78
M28/84
M28/72
P28/758
Halfway Hill
P28/843
M28/89
M28/235
P28/902
Dazzle
M28/92
P28/903
P28/736
P28/738
M28/150
P28/797
KURNALPI
P28/1017
P28/815
P28/735
M28/134
P28/761
Discovery Hill
M28/66
P28/737
P28/1018
P28/829
P28/819
P28/750
P28/1019
P28/811
P28/792
P28/835
P28/1020
P28/1053
P28/1054
P28/1035
P28/1036
P28/1037
6628000
6626000
6624000
6622000
416000
418000
420000
422000
424000
426000
428000
430000

Figure 2: Location of Nickel Sulphide Targets


417500mE
418000mE
418500mE
419000mE
419500mE
6628500mN
6628000mN
6627500mN
6627000mN
TARGET 5A
TARGET 4D
TARGET 2A
TARGET 5E
TARGET 5B
TARGET 5D
TARGET 1A
TARGET 2C
TARGET 4A
TARGET 1B
TARGET 5C
TARGET 5F
TARGET 4C
Kurnalpi Nickel Project
Proposed Exploration Drilling
Kurnalpi Nickel Project
Peak Hole Geochemistry
Copper > 800ppm
Copper > 200ppm
Nickel > 0.6%
Geophysics
5 EM anomaly with number
EM anomaly zone
Limit of 1998 TEM survey
Proposed Drilling
5A2 Vertical drill hole with number
1A1 Inclined drill hole with number
Western Australia
Kurnalpi Area
Kalgoorlie
Perth
0
500m
AGD 84 Datum Zone 51
Prepared by Mackay Schnellmann Pty Ltd

END